VF 1-31-02



02005226

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
JAN 2 9 2002

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NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22142

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

EPORT FOR THE PERIOD BEGINNING 12/1/00 (MM/DD/YY) AND ENDING 11/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

AME OF BROKER DEALER:

/.H. Reaves & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

DDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

) Exchange Place
(No. and Street)

rsey City	New Jersey	07302
(City)	(State)	(Zip Code)

AME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

seph B. Rhame, Jr. — (201) 332-4596
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

DEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DO Seidman, LLP
(Name — if individual, state last, first, middle name)

0 Madison Avenue	New York	New York	10017
ldress)	(City)	(State)	(Zip Code)

IECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

'aims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be ipported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3/21/02

OATH OR AFFIRMATION

I, Joseph B. Rhame, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.H. Reaves & Co., Inc., as of November 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

JEANETTE PAWLOWSKI
Notary Public
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires ~~April 5, 1993~~ 7/7/2003
ID #2042662

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017-5001
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

The Board of Directors and Stockholders
W.H. Reaves & Co., Inc.
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of W.H. Reaves & Co., Inc. as of November 30, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of W.H. Reaves & Co., Inc. as of November 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

December 17, 2001

W.H. Reaves & Co., Inc.

Statement of Financial Condition

November 30, 2001

Assets	
Cash and cash equivalents (Note 3)	$ 5,366,003
Deposits with clearing organizations and depository	729,062
Receivable from customers	794,468
Receivable from officers and directors	3,246,096
Advisory fees receivable	1,012,391
Exchange memberships, at cost (last reported sales price $2,252,000)	66,415
Furniture, fixtures and leasehold improvements, net of accumulated depreciation and amortization of $473,836	156,735
Other assets (Note 5)	3,923,048
	$15,294,218

Liabilities and Stockholders' Equity	
Liabilities:	
Payable to customers	$ 909
Payable to broker-dealers and clearing organizations	37,913
Accounts payable and accrued expenses	5,566,829
	5,605,651
Commitments (Notes 3 and 6)	
Subordinated liabilities (Note 2)	3,425,000
Stockholders' equity (Note 3)	6,263,567
	$15,294,218

See accompanying notes to financial statements.

1. Business and Summary of Significant Accounting Policies

(a) W.H. Reaves & Co., Inc. ("Company") is registered as a broker/dealer in securities under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. ("Exchange"). The Company acts as an investment advisor primarily on a discretionary basis and trades mostly in equity securities for its officers and directors and customer accounts.

(b) Securities transactions and related commission revenues and expenses are recorded on a settlement date basis, which does not vary significantly from trade date accounting.

(c) Receivable from and payable to officers, directors and customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

(d) The Company accounts for income taxes using the liability method. Deferred income taxes are provided on the differences between the financial reporting and income tax bases of assets and liabilities based upon statutory tax rates enacted for future periods.

(e) Furniture and fixtures are depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the respective lease, using the straight-line method.

(f) For financial statement purposes, the Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

(g) The preparation of a statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

2. Subordinated Liabilities

The Company has entered into subordinated note agreements with one of its stockholders as listed below. The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's ("SEC's") Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Due June 15, 2002 at 7% per annum	$ 525,000
Due August 7, 2003 at 6% per annum	525,000
Due August 2, 2004 at 5.5% per annum	525,000
Due August 1, 2005 at 6.75% per annum	525,000
Due June 15, 2006 at 5% per annum	1,325,000
	$3,425,000

3. Minimum Regulatory Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum regulatory net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

The Exchange may require a member firm to reduce its business if its "regulatory net capital" is less than 4% of aggregate debit balances and may prohibit a member firm from expanding its business if its "net capital" is less than 5% of aggregate debit balances.

At November 30, 2001, the Company had regulatory net capital of $4,808,245, which was in excess of its required minimum regulatory net capital of $1,000,000.

Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, the Company may be required to deposit cash or acceptable cash equivalents in a Special Reserve Account maintained at a bank for the exclusive benefit of customers. At November 30, 2001, such deposits amounted to $200,000.

4. Profit Sharing Plan

The Company has a Profit Sharing Plan ("Plan") covering substantially all of its employees. Only full-time employees are eligible to participate in the Plan. Contributions to the Plan are at the discretion of the Board of Directors.

5. Split Dollar Life Insurance Plan

The Company has a Split Dollar Life Insurance Plan ("Plan") for its President. Under the Plan, the Company advances insurance premium payments to a trust which owns an insurance policy on the President of the Company, and has a receivable from the Trust equal to the sum of the premiums paid. The receivable of $3,424,717 is adequately secured by an interest in the brokerage account maintained with the Company by its President.

6. Commitments

The Company leases its premises under a noncancellable operating lease expiring in May 2005.

Net approximate minimum rental payments attributable to the lease are as follows:

Fiscal year ending	Minimum rental payments
2002	$243,000
2003	243,000
2004	243,000
2005	88,000



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017-5001
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Stockholders
W.H. Reaves & Co., Inc.
Jersey City, New Jersey

In planning and performing our audit of the financial statements of W.H. Reaves & Co., Inc. ("Company"), for the year ended November 30, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

(2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in



conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

December 17, 2001

W. H. Reaves & Co., Inc.

Contents

W.H. Reaves & Co., Inc.

Statement of Financial Condition

November 30, 2001